Exhibit (a)(1)(iii)

Fixed Price Offer by

DNP SELECT INCOME FUND INC.

To Purchase For Cash

Up to a Maximum Tender Amount of $200,000,000 of its

Outstanding Shares of

Remarketed Preferred Stock, Series D (Cusip No. 23325P 50 0)

Remarketed Preferred Stock, Series E (Cusip No. 23325P 60 9)

Auction Preferred Stock, Series TH (Cusip No. 23325P 85 6)

and

Auction Preferred Stock, Series F (Cusip No. 23325P 87 2)

May 3, 2012

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

We have been appointed to act as Depositary in connection with an offer by DNP Select Income Fund Inc. (the “Fund”) to purchase for cash (the “Offer”) shares of its preferred stock, par value $0.001 per share (“Preferred Stock”), having an aggregate liquidation preference of up to $200,000,000 (excluding Accrued Dividends (as defined below), fees and expenses) (the “Maximum Tender Amount”), consisting of (i) Preferred Stock, designated Remarketed Preferred Stock, Series D (“Series D RP”), (ii) Preferred Stock, designated Remarketed Preferred Stock, Series E (“Series E RP”), (iii) Preferred Stock, designated Auction Preferred Stock, Series TH (“Series TH APS”), and (iv) Preferred Stock, designated Auction Preferred Stock, Series F (“Series F APS” and, together with the Series D RP, the Series E RP and the Series TH APS, the “Preferred Shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated as of May 3, 2012 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”).

Each holder of Preferred Shares that validly tenders, and does not validly withdraw, its Preferred Shares, and which Preferred Shares are accepted for purchase by the Fund upon the terms and subject to the conditions set forth in the Offer to Purchase, will receive (a) $96,000 per share of Series D RP, equal to 96% of the $100,000 liquidation preference per share of Series D RP, (b) $96,000 per share of Series E RP, equal to 96% of the $100,000 liquidation preference per share of Series E RP, (c) $24,000 per share of Series TH APS, equal to 96% of the $25,000 liquidation preference per share of Series TH APS, and (d) $24,000 per share of Series F APS, equal to 96% of the $25,000 liquidation preference per share of Series F APS. Each holder of Preferred Shares that validly tenders, and does not validly withdraw, its Preferred Shares, and whose Preferred Shares are accepted for purchase by the Fund, will also receive accrued and unpaid dividends from the last applicable dividend payment date to, but not including, June 5, 2012, or such later date to which the Fund’s Offer is extended (“Accrued Dividends”).

We are asking you to contact your clients for whom you hold the Fund’s Preferred Shares registered in your name (or in the name of your nominee). Please bring the Offer to their attention as promptly as possible.

For your information and for forwarding to your clients, we are enclosing the following documents:

1.     The Offer to Purchase dated May 3, 2012;

2.     Letter of Transmittal for your use and for the information of your clients, including Form W-9 and the General Instructions thereto, which provides information relating to backup federal income tax withholding; and

3.     A form of letter which may be sent to your clients for whose accounts you hold the Fund’s Preferred Shares registered in your name (or in the name of your nominee), with space provided for obtaining such clients’ instructions with regard to the Offer.

THE FUND’S OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., EASTERN TIME, ON MONDAY, JUNE 4, 2012, UNLESS THE OFFER IS EXTENDED.

The Offer is not being made to, nor will the Fund accept tenders from, holders of Preferred Shares in any jurisdiction in which the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

The Fund will not pay any fees or commissions to any broker, dealer or other person (other than AST Fund Solutions, LLC, the information agent for the Offer, or us as the Depositary) for soliciting tenders of Preferred Shares pursuant to the Offer. The Fund will, however, upon request, reimburse you for reasonable and necessary costs and expenses incurred by you in forwarding any of the enclosed materials to your clients. The Fund will pay all stock transfer taxes applicable to its purchase of Preferred Shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase. However, backup withholding may be required unless either an exemption is proved or the required taxpayer identification information and certifications are provided. See Section 4, “The Offer—Procedures for Tendering Preferred Shares,” in the Offer to Purchase.

In order to accept the Offer, an Agent’s Message (as defined in the Offer to Purchase), and any other required documents, should be sent to the Depositary by 5:00 p.m., Eastern time, on Monday, June 4, 2012.

If more Preferred Shares are validly tendered, and not validly withdrawn, for purchase pursuant to the Offer than the Maximum Tender Amount, the Fund will accept tendered shares on a pro-rata basis upon the terms and subject to the conditions of the Offer.

In order to facilitate the Offer and any auctions for Preferred Shares that may remain outstanding after the Offer is completed, when you tender Preferred Shares on behalf of your clients you will need to provide additional contact information for your Auction Department, Remarketing Department or whoever submits auction or remarketing instructions for the Preferred Shares on your behalf. Should you be unable to provide this contact information, the Fund, in its sole discretion, may waive this requirement.

Neither the Fund, nor its Board of Directors nor its investment adviser, Duff & Phelps Investment Management Co., makes any recommendation to any holder of Preferred Shares as to whether to tender or refrain from tendering Preferred Shares in the Offer.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, AST Fund Solutions, LLC, the information agent for the Offer, at the addresses and telephone number set forth on the back cover of the Offer to Purchase.

Very truly yours,

The Bank of New York Mellon

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU THE AGENT OF THE FUND, THE INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH EITHER OFFER OTHER THAN THE MATERIALS ENCLOSED HEREWITH AND THE STATEMENTS SPECIFICALLY SET FORTH IN SUCH MATERIALS.